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                            [BLUE DOLPHIN LETTERHEAD]



                                 August 2, 2006



Ms. Carmen Moncada-Terry
Attorney-Examiner
U.S. Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      REGISTRATION STATEMENT ON FORM S-3
                  FILE NO. 333-134156

Dear Madam:

         On behalf of Blue Dolphin Energy Corporation (the "Company"), I hereby request that the Company's registration statement on Form S-3, File No. 333-134156 (the "Registration Statement"), be declared effective at 2:00 p.m., Eastern Standard Time, on August 2, 2006, or as soon thereafter as practicable. The Company hereby acknowledges in connection with its request for acceleration of effectiveness of the Registration Statement that:

            o should the U.S. Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Yours very truly,


                                               /s/ Gregory W. Starks
                                                ---------------------------
                                               Gregory W. Starks
                                               Vice President and Treasurer